SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005
Commission file number: 0-10736
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Guilford Pharmaceuticals Inc. 401(k) Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MGI PHARMA, INC.
5775 West Old Shakopee Road, Suite 100
Bloomington, MN 55437-3174

GUILFORD PHARMACEUTICALS, INC. 401(K) PLAN
Financial Statements and Supplemental Schedules
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm)

Guilford Pharmaceuticals, Inc. 401(k) Plan

Report of Independent Registered Public Accounting Firm
The Board of Trustees
Guilford Pharmaceuticals, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Guilford Pharmaceuticals, Inc. 401 (k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2005 and reportable transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Minneapolis, Minnesota
July 13, 2006

Guilford Pharmaceuticals, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments at fair value (note 6):
Mutual funds	$12,500,559	11,168,416
MGI PHARMA, INC. common stock	862,420	—
Guilford Pharmaceuticals, Inc. common stock	—	1,791,787
Participant loans	150,838	112,558

	13,513,817	13,072,761

Receivables:
Employee contributions	53,432	—
Employer contribution	136,111	—

Total receivables	189,543	—

Net assets available for benefits	$13,703,360	13,072,761

See accompanying notes to financial statements.

Guilford Pharmaceuticals, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

2005
Additions:
Investment (loss):
Net depreciation in fair value of investments (note 6)	$(579,316)
Interest and dividends	383,514

Net investment loss	(195,802)

Contributions:
Employer	1,197,625
Employee	2,147,645

Total contributions	3,345,270

Deductions:
Benefits paid to participants	(2,521,119)
Plan administrator fees	2,250

Total deductions	(2,518,869)

Net increase in net assets available for benefits	630,599
Net assets available for benefits:
Beginning of year	13,072,761

End of year	$13,703,360

See accompanying notes to financial statements.

Guilford Pharmaceuticals, Inc. 401 (k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
1.	Summary Description of the Plan

The following description of the Guilford Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a 401(k) defined contribution plan covering substantially all full time employees of Guilford Pharmaceuticals, Inc. who are age twenty-one or older. Prior to September 19, 2002, employees must have also completed three months of service to be eligible under the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective October 3, 2005, Guilford Pharmaceuticals, Inc. (“Guilford”) was purchased by MGI PHARMA, INC. (“MGI”). Plan assets that were invested in Guilford common stock at October 3, 2005 were converted to MGI common stock. The plan assets of the Guilford Pharmaceuticals, Inc. 401(k) Plan were merged into the MGI PHARMA, INC. Retirement Plan on January 1, 2006.

Contributions — Each year, participants may contribute a portion of their pre-tax annual compensation as defined by the Plan, not to exceed the Internal Revenue Service defined limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct their investments into various investment options offered by the Plan. The Plan currently offers sixteen mutual funds and the Company’s common stock as investment options for participants. The Company, at its general election, contributes 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. Matching contributions are made quarterly. Effective September 19, 2002, employees must be employed on the last day of the quarter in order to share in the matching contributions for that quarter. Effective October 3, 2005, all employer contributions are invested directly in MGI common stock. Prior to the acquisition of Guilford by MGI, all employer contributions were invested directly in Guilford common stock. Upon credit to participants’ accounts, the employees’ contribution may be directed to other investment options by the participants. Contributions are subject to certain limitations.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the company’s matching portion of their accounts plus actual earnings thereon is based on years of service. Matching contributions are subject to a graded vesting schedule of 25% for each year of service until the participant is fully vested after 4 years of service.

Forfeited Accounts — At December 31, 2005, nonvested forfeited accounts totaled $54,026. Forfeitures will be used to either reduce future employer matching contributions or to pay plan expenses.

Participant Loans — Participants may borrow from their fund accounts up to a maximum amount that is equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range

Guilford Pharmaceuticals, Inc. 401 (k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
from 1-5 years (or longer for the purchase of a primary residence). The loans are secured by the balance in the participant’s account. Participant loans bear interest based on the prime rate of interest plus 2 percent. At December 31, 2005, interest rates on loans ranged from 6 percent to 9 percent. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, installments over a period not to exceed the participant’s lifetime or the joint lifetime of the participant and the participant’s spouse, or a life annuity contract for a participant who rolled over money from a prior plan where this option was available. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2.	Summary of Accounting Policies

Basis of Accounting — The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Contributions and Contribution Receivables — Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from Participants or the Company that have not been included in the Plan’s investments at year end. Contribution receivables are recorded at cost, which approximates their fair value.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, except for its participant loans, which are stated at cost, which approximates fair market value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. MGI common stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Risks and Uncertainties — The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participant account balances and the amounts reported in the statement of net assets available for plan benefits.

Payment of Benefits — Benefits are recorded when paid.

Concentration of Market Risk — At December 31, 2005, approximately 6% of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the Company’s common stock

Guilford Pharmaceuticals, Inc. 401 (k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
is entirely dependent upon the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 15, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Party-in-interest Transactions

The Plan engaged in transactions involving the Trustee, Reliance Trust Company, and the Company, which are parties-in-interest with respect to the Plan. These transactions are not considered “prohibited transactions” under Section 408(b)(8) and are not prohibited by the Employee Retirement Income Security Act of 1974 (ERISA).

5.	Plan Merger

Effective January 1, 2006, the Plan’s assets were merged into the MGI PHARMA, INC. Retirement Plan.

6.	Investments

The following table presents the fair value of investments. Investments representing more than 5 percent of the total Plan assets are identified with an asterisk (*).

	December 31,		December 31,
	2005		2004
Investments at fair value, as determined by quoted market price:
Franklin Templeton Growth	$1,950,039	*	2,237,772	*
American Growth Fund	1,577,031	*	1,273,355	*
Columbia Acorn Class A	1,230,452	*	1,127,209	*
Davis NY Venture	1,084,648	*	908,110	*
Munder Index 500	1,019,345	*	1,116,034	*
Calamos Growth	876,348	*	—
MGI PHARMA, INC.	862,420	*	—
Franklin US Government Securities	648,163		724,048	*
Oppenheimer International Growth	627,114		529,742
Lord Abbett Mid Cap Value A	585,278		510,182
Federated Capital Preservation	569,645		559,567

Guilford Pharmaceuticals, Inc. 401 (k) Plan
Notes to Financial Statements
December 31, 2005 and 2004

Euro Pacific	529,512	237,769
Franklin Templeton Conservative	500,211	83,992
Goldman Sachs Small Cap Value A	411,182	342,391
Fidelity Advisor Mid Cap T	395,483	286,339
Franklin Templeton Moderate	360,274	366,352
Fidelity Advisor — Non Mid Cap	135,834	—
Guilford Pharmaceuticals, Inc.	—	1,791,787	*
Van Kampen Emerging Growth	—	865,554	*

Total investments at fair value	13,362,979	12,960,203
Investments at cost, which approximate fair value:
Participant Loans	150,838	112,558

Total investments	$13,513,817	13,072,761

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2005
Mutual funds	$652,383
Guilford Pharmaceuticals, Inc. common stock	(443,068)
MGI Pharma, Inc. common stock	(788,631)

$(579,316)

7.	Non-participant-directed Investments

The MGI and Guilford stock funds include both participant-directed and non-participant directed amounts. Information regarding the changes in net assets related to this fund is as follows:

	2005	2004
Guilford Pharmaceuticals, Inc. common stock	$—	1,791,787
MGI PHARMA, INC. common stock	862,420	—
Contribution receivable from MGI PHARMA, INC.	136,111	—

Net assets	$998,531	1,791,787

Guilford Pharmaceuticals, Inc. 401 (k) Plan
Notes to Financial Statements
December 31, 2005 and 2004

Nine months ended
September 30, 2005
Guilford common stock — Changes in net assets
Net depreciation in fair value of investments	$(443,068)
Contributions — employer	590,179
Contributions — participant	88,059
Transfer to other funds	(43,412)
Forfeitures	(17,880)
Distributions	(306,874)
Other	(10,446)

Decrease in nonparticipant-directed investments	$(143,442)

Three months ended
December 31, 2005
MGI PHARMA common stock — Changes in net assets
Net depreciation in fair value of investments	$(788,631)
Contributions — employer	136,111
Contributions — participant	15,001
Transfer to other funds	22,864
Forfeitures	(9,660)
Distributions	(24,439)
Other	(1,060)

Decrease in nonparticipant-directed investments	$(649,814)

Of the above net assets, the net assets of the non-participant directed investments are $732,486 and $1,140,872 as of December 31, 2005 and 2004 respectively.

Non-Participant-directed investments include a cash contribution of $471,335 due to the conversion of Guilford stock to MGI stock at October 3, 2005.

8.	Subsequent Event

Effective January 1, 2006, the participants’ Plan assets were transferred from Milliman to Fidelity, whereupon some investment options changed. Fidelity became the new service provider and trustee for the MGI PHARMA, INC. Retirement Plan.

Schedule 1
Guilford Pharmaceuticals, Inc. 401(k) Plan
Schedule of Assets (Held at End of Year)
December 31, 2005

		Face amount		Fair market
Identity of Issuer	Description	or shares	Cost	Value
Franklin Templeton Growth	Registered Investment Fund	138,203	**	$1,950,039
American Growth Fund	Registered Investment Fund	51,103	**	1,577,031
Columbia Acorn Class A	Registered Investment Fund	44,630	**	1,230,452
Davis NY Venture	Registered Investment Fund	32,185	**	1,084,648
Munder Index 500	Registered Investment Fund	39,266	**	1,019,345
Calamos Growth	Registered Investment Fund	15,916	**	876,348
Franklin US Government Securities	Registered Investment Fund	99,411	**	648,163
Oppenheimer International Growth	Registered Investment Fund	28,953	**	627,114
Lord Abbett Mid Cap Value A	Registered Investment Fund	26,117	**	585,278
Federated Capital Preservation	Registered Investment Fund	59,964	**	569,645
American Funds Euro Pacific	Registered Investment Fund	12,884	**	529,512
Franklin Templeton Conservative	Registered Investment Fund	39,263	**	500,211
Goldman Sachs Small Cap Value A	Registered Investment Fund	10,073	**	411,182
Fidelity Advisor Mid Cap T	Registered Investment Fund	16,295	**	395,483
Franklin Templeton Moderate	Registered Investment Fund	27,418	**	360,274
Fidelity Advisor — Non Mid Cap	Registered Investment Fund	5,531	**	135,834
*MGI PHARMA, INC.	Common Stock, par value $0.01	46,820	1,035,613	862,420
Participant loans	Loans to participants with interest rates ranging from 6% – 9%		**	150,838

Total				$13,513,817

*	Represents party-in-interest.

**	Cost information not required for participant-directed investments.
See accompanying report of independent registered public accounting firm.

Schedule 2
Guilford Pharmaceuticals, Inc. 401(k) Plan
Schedule of Reportable Transactions
Year ended December 31, 2005

	Number of	Number
	purchases	of sales		Fair	Net gain
Description of assets	transactions	transactions	Cost	value	or loss
5% series of transactions by Rule 2520.103-6:
Calamos Growth	107		$949,497	949,497
Calamos Growth		45	125,274	126,277	1,003
Columbia Funds Acorn Fund	112		361,400	361,400
Columbia Funds Acorn Fund		77	320,702	329,453	8,751
Davis New York Venture	147		444,746	444,746
Davis New York Venture		71	356,941	369,216	12,275
Franklin Templeton Conservative	97		539,096	539,096
Franklin Templeton Conservative		56	130,590	130,983	393
American FDS Growth	149		546,381	546,381
American FDS Growth		85	404,876	426,422	21,546
Van Kampen Am Cap Emerging Growth Fund	17		20,630	20,630
Van Kampen Am Cap Emerging Growth Fund		15	886,979	872,266	(14,713)
Federated Cap Preservation Fund	183		496,591	496,591
Federated Cap Preservation Fund		97	486,537	486,537	—
* Guilford Pharmaceutical Inc. commom stock	93		249,495	249,495
* Guilford Pharmaceutical Inc. commom stock		105	2,240,209	862,917	(1,377,292)
5% individual transactions by Rule 2520.103-6:
Calamos Growth Fund	1	—	749,159	749,159
Van Kampen Am Cap Emerging Growth Fund	—	1	761,442	749,159	(12,283)
*Represents party-in-interest.

Note:	Reportable transactions are those transactions which either singly or in a series of combined purchases and sales during the year exceed 5% of the fair value of the Plan’s assets at the beginning of the year.
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 13, 2006	Guilford Pharmaceuticals Inc. 401(k) Plan
	By:	/s/ William F. Spengler
		Name:	William F. Spengler
		Title:	Senior Vice President & Chief Financial Officer

Exhibit Index

Exhibit No.	Exhibit

23	Consent of KPMG LLP